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AMAZING TECHNOLOGIES CORP.
23 Corporate Plaza, Suite 200
Newport Beach, CA 92660

September 9, 2005

VIA EDGAR

Mr. Mark P. Shuman, Branch Chief-Legal
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:
Request for Withdrawal of Registration Statement on Form 10-SB
Registrant: Amazing Technologies Corp.
Registrant CIK: 0001323595
Form Type: 10SB12G
Accession Number: 0001047469-05-019837
RECEIVED DATE: 21-Jul-2005 17:18
ACCEPTED DATE: 21-Jul-2005 17:18
FILING DATE: 21 Jul 2005

Mr. Shuman:

        This letter constitutes Amazing Technologies Corp.'s request to withdraw the above referenced Registration Statement.

        We have determined that certain acquisitions will require the filing of additional disclosure, financial statements and pro forma information. We desire to give the Commission appropriate opportunity for a full review of, and comment prior to the effectiveness of, the Registration Statement. Accordingly, we ask to withdraw the Registration Statement and intentd to file a new Registration Statement on Form 10-SB with revised disclosure and financial information.

        Thank you for your assistance in this matter. Please call me at (949) 706-7845 if you have any questions, or if I can be of any assistance.

                      Sincerely,

                      Amazing Technologies Corp.

                      /s/  J. BRADLEY HALL

                      J. Bradley Hall
                      CEO

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AMAZING TECHNOLOGIES CORP. 23 Corporate Plaza, Suite 200 Newport Beach, CA 92660